UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.          1        )*

INVESTVIEW, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46183W101

(CUSIP Number)

CR CAPITAL HOLDINGS, LLC

1836 West Phillips Street

Kaysville UT 84037

Ryan Smith or Chad Miller (888) 217-8820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46183W101	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CR Capital Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UTAH

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 621,874,710
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 621,874,710
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,874,710
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 46183W101	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 621,874,710
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 621,874,710

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,874,710
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46183W101	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chad Miller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 621,874,710
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 621,874,710

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,874,710
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer Identity and Background

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $.001 per share (“Common Stock”), of Investview, Inc., a Nevada corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 12 South 400 West, 3rd Floor Salt Lake City Utah 84101.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed on behalf of CR Capital Holdings LLC (“CR Capital Holdings”), Ryan Smith, and Chad Miller (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is 12 South 400 West, 3rd Floor, Salt Lake City, Utah 84101.

(c)	CR Capital Holdings is an investment holding company formed as a Utah based Limited Liability Corporation in which the two managing partners each own 50% of CR Capital Holdings.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	CR Capital Holdings, LLC is a UTAH limited liability company. Each of Ryan Smith , and Chad Miller is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration

CR Capital Holdings distributed 23,570,000 shares to three individual, non-managing, members of CR Capital Holdings based upon their percentage of ownership prior to the Contribution and Merger Agreement that was effected on April 1, 2017.

Item 4.	Purpose of Transaction.

The purpose of the transaction was to distribute shares to non-management members of CR Capital Holdings.

Item 5.	Interest in the Securities of the Issuer.

(a)   The aggregate number shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is 621,874,710 shares, or approximately 32.6% of the class of securities identified in Item 1 based on 1,920,688,781 shares outstanding as of December 20,, 2017 as reported in the Issuers Form DEF 14 C filed with the Securities and Exchange Commission on December 20, 2017.

(b)   The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or indirect the disposition for the Reporting Persons is set forth in Items 7 to 10 of pages 2-6 of this Schedule 13D and such information is incorporated herein by reference.

(c)   Except as reported above none of the Reporting Persons has had any transaction in the class of securities reported herein during the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

NONE

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief we certify that the information set forth in this statement is true, complete, and correct.

Dated:	February 16, 2018

CR Capital Holdings, LLC

By:	/s/ Chad Miller
Name:	Chad Miller
Title:	Managing Partner

By:	/s/ Ryan Smith
Name:	Ryan Smith
Title:	Managing Partner